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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67137

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FOUNDERS FINANCIAL SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1026 CROMWELL BRIDGE ROAD
(No. and Street)

TOWSON	**MARYLAND**	**21286**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JILL RECKAMP	**443-470-7290**	JRECKAMP@FOUNDERSFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GOLDMAN & COMPANY CPAS PC
(Name – if individual, state last, first, and middle name)

3535 ROSWELL, STE 32	**MARIETTA**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

JUNE 25, 2009	**1952**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JILL RECKAMP   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOUNDERS FINANCIAL SECURITIES, LLC   , as of 12/31   , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: CFO & FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FOUNDERS FINANCIAL SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2023
With Report of Independent Registered
Public Accounting Firm

FOUNDERS FINANCIAL SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2023
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Founders Financial Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Founders Financial Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Founders Financial Securities, LLC 's management. Our responsibility is to express an opinion on Founders Financial Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Founders Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Founders Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2024

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	2,076,409
Commissions and fees receivable		780,143
Other receivables		12,332
Property and equipment, at cost, less accumulated depreciation of 229,191		56,662
Prepaid expenses and other assets		349,083
Total assets	$	3,274,629

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	666,152
Commissions payable		678,724
Due to broker		34,774
Total liabilities		1,379,650
Member's equity		1,894,979
Total liabilities and member's equity	$	3,274,629

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

REVENUES		
Commissions	$	12,392,940
Advisory fees		26,181,626
Registered representative fees		1,854,843
Other income		243,645
Total revenues		40,673,054
EXPENSES		
Compensation and benefits		32,535,167
Clearing fees		99,633
Insurance		402,600
Occupancy		283,434
Professional fees		239,290
Regulatory fees		254,577
Travel and entertainment		89,722
Other operating expenses		4,973,842
Total expenses		38,878,265
NET INCOME	$	1,794,789

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023

Balance, December 31, 2022	$	858,190
Member's Distributions		(758,000)
Net Income		1,794,789
Balance, December 31, 2023	$	1,894,979

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,794,789
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,551
Changes in operating assets and liabilities	
Accounts receivable	(158,244)
Prepaid expenses	(140,088)
Accounts payable and accrued liabilities	302,175
Due to broker	(2,187)
Deferred revenue	(4,558)
Net cash provided by operating activities	1,808,438
CASH FLOWS FROM INVESTING ACTIVITIES:	
Computer purchase	(28,336)
Net cash used in investing activities	(28,336)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's Distributions	(758,000)
Net cash used in financing activities	(758,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,022,102
CASH AND CASH EQUIVALENTS:	
Beginning of period	1,054,307
End of period	$ 2,076,409

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Founders Financial Securities, LLC (the "Company"), a Maryland limited liability company was formed in 2004. The Company began operations as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on April 6, 2006. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company earns revenues primarily from commissions and fees earned from the sale of insurance products, mutual funds and investment advisory services. The Company is a wholly owned subsidiary of Founders Financial, LLC.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Clearing and Custody Agreements: The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member. The Company also has custodial agreements with brokers to hold customer funds. These accounts are primarily investment advisory accounts. The Company also has direct revenue from mutual funds, insurance, annuities,and 529 plans. The custodial customers and direct revenue qualify for exemption from 15c3-3 under Footnote 74 of SEC Release #34-70073.

Income Taxes: No provision for income taxes is provided since the Company is considered a disregarded entity for federal and state income tax purposes. The member reports the Company's taxable income or loss on its respective income tax return.

The Company has adopted the provisions of FASB ASC 740-10, accounting for uncertainty in income taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective positions. A tax position includes entity's status. The Company believes it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions).

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Cash and Cash Equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Commissions and Fees Receivable: Commissions and Fees Receivable is comprised of commissions and fees with trade dates in the year ending December 31, 2023 and were collected in 2024, the Company believes no valuation allowance is needed on the receivable balance. The Commissions and Fees Receivable at December 31, 2022 was $630,580.

Other Receivable: Other Receivables is comprised of amounts due from customers on margin accounts. The margin deficiet will be repaid within three days. No valuation allowance is deemed necessary. The Other Receivable at December 31, 2022 was $3,651.

Revenue from Contracts with Customers:

Significant Judgements

Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Comany fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company earns commissions from variable and life annuities, the commissions are earned upon completion of the contract, which are based on a contractual rate applied to base amount of the contract.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Advisory Fees

The Company earns advisory fees from its contracts with its brokerage customers to manage assets for investment and /or transact on their accounts. The advisory fees are primarily earned over time as the Company provides contracted quarterly services and are generally assessed based on a tiered scale of the value of assets under management at quarter end.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Other Revenue

This includes ambassador fees sponsoring events and other clearing revenue including ticket charges. Other revenue is recognized in the month services are provided or sponsorship commitments are made.

Registered Representative Fees includes reimbursement from Company representatives of costs incurred by the firm such as errors and ommissions insurance, continuing education, access to the technology services and other items as agreed to by the Company and Representative.

The Company is evaluating new accounting standards and will implement as required.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be three to seven years.   Depreciation expense for the year ended 2023 equaled $16,551.

FOUNDERS FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,375,484, which was $1,283,507 more than its required net capital of $91,977, which is 6 2/3% of aggregate indebetness, and the ratio of aggregate indebtedness to net capital was 1.00 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Founders Financial, LLC. ("FFLLC"), which was amended effective January 1, 2020. Under the agreement the Company pays certain operating costs, including rent, to, or on behalf of, FFLLC, based on the allocation methodology described in the agreement. This agreement does not expire until a new agreement replaces it.

The amount expensed in the financial statements for 2023 under the arrangement is approximately $3,711,813, of which $75,661 is included in accounts payable at December 31, 2023.

The Company has an employment services agreement with an affiliate, Founders Financial Professional Employers, LLC, which was effective January 1, 2022 with an initial term of five years.. Under the agreement FFPE provides certain administrative employer services to worksite employees of FFS. The amount expensed in the financial statements for 2023 under the arrangement is approximately $734,062.

The Company reimbursed compensation costs of certain personnel in FFLLC locations who provide professional, staff, and support services on behalf of the Company which totaled approximately $438,000 in 2023.

The Company and FFLLC also occasionally pay direct expenses for one another. Reimbursements payable are recorded in the applicable expense in the financial statements; totals in 2023 were not material.

NOTE D - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfull the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2019 the Company held $132,933 in cash balances in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE E - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through April 15, 2024, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments to the financial statements.

NOTE F - COMMITMENTS AND CONTINGENCIES

There were no commitments or contingencies at the year ended December 31, 2023.

FOUNDERS FINANCIAL SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2023

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

FOUNDERS FINANCIAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AND AGGREGATE INDEBTEDNESS

December 31, 2023

Net Capital	
Total member's equity qualified for net capital	$ 1,894,979
Deduction for non-allowable assets:	
Commissions receivable - non-allowable	(101,418)
Other receivables	(12,332)
Property and equipment	(56,662)
Prepaid expenses and other assets	(349,083)
Net capital	$ 1,375,484
Minimum net capital required (greater than $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Aggregate Indebtedness:	
Liabilities	$ 1,379,650
Minimum net capital based on aggregate indebtedness	$ 91,977
Ratio of aggregate indebtedness to net capital	1.00 to 1.0
Excess net capital	$ 1,283,507

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2023.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

FOUNDERS FINANCIAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Footnote 74 and paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Footnote 74 and paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

We have reviewed management's statements, included in the accompanying Founders Financial Securities, LLC's Annual Exemption Report, in which (1) Founders Financial Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Founders Financial Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Founders Financial Securities, LLC stated that Founders Financial Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, Founders Financial Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Founders Financial Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders Financial Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2024



Founders Financial Securities, LLC

EXEMPTION REPORT

Founders Financial Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jill Reckamp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Jill Reckamp
CFO & FINOP
April 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Founders Financial Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Founders Financial Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Founders Financial Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2024

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___12/31/2023___
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067137   FINRA   DEC
FOUNDERS FINANCIAL SECURITIES LLC
1026 CROMWELL BRIDGE RD
TOWSON, MD 21286-3308

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JILL RECKAMP   410-308-9800

2. A. General Assessment (item 2e from page 2) $ 4,371.55

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (0)

          Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   4,371.55

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,371.55

   G. PAYMENT: √ the box
       Check mailed to P.O. Box ☐ Funds Wired ☑
       Total (must be same as F above) $ 4,371.55

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FOUNDERS FINANCIAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP & CFO
(Title)

Dated the __22__ day of __March__, 20__24__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>JANUARY 1, 2023</u> and ending <u>DECEMBER 31, 2023</u>

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 40,669,651

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

         Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   37,246,483

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   508,804

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

         Enter the greater of line (i) or (ii)   0

         Total deductions   37,755,287

2d. SIPC Net Operating Revenues $ 2,914,364

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 4,371.55

         (to page 1, line 2.A.)